Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

November 4, 2022

On November 3, 2022, James Haft, the Chairman of DLTx ASA, participated in an interview with Alicia Nieves of FINTECH.TV. Below is a transcript of the interview.

Alicia Nieves (FINTECH TV): Blockchain Moon Acquisition Corp. has entered into a business agreement to acquire nearly all of DLTx ASA’s assets, including a Web 3 infrastructure asset. The combined company will focus on developing Web 3 and decentralized transactions. Joining us to discuss this Web 3 investment is James Haft, Chairman at DLTx. James, glad to have you on the show this morning. Web 3 will soon start to replace legacy industries, but institutions looking for a way to expose themselves to Web 3 still don’t have a lot of good options. Why is that?

James Haft (DLTx ASA): Well, you know, this is just another emerging market, and the way emerging markets tend to develop is through boom and bust, and fear and greed cycles, which we’re going through. So if you look at how Web 3 is being adopted, it’s very similar to how China became an interesting investment play, or Latin America developed as an investment play. And whenever you have these blue ocean opportunities, it takes a little bit of resolve, it takes a little bit of fortitude to go through the ups and downs and you know, the whip chain back and forth. Remember when Amazon first came out in the late 1990s, there was a dispute as to whether it was a complete scam, and whether it was to have no value at all, because the company was not projecting profits, or whether it was the best thing since sliced bread. And back then the stock was gyrating with huge beta between $5 and $10 a share and $100 a share, and bouncing back and forth as the market chased it or dumped it. And now what’s happened when you look at the chart, over time you see, those gyrations that seemed so gut wrenching in the 1990s, you can’t even find them on the chart after looking at the stratosphere of growth that came from Amazon as they redefined the industry. Web 3 is very similar to what Amazon was in terms of changing how people will interact with each other and how they’ll create commerce and they’ll communicate. And so, right now, what you need as an investor is an easy, transparent and regulated way to invest, if you are a large institutional investor or a family office. That is why we created DLTx. DLTx is meant to be the simplest way to participate in Web 3.

Nieves: What should investors in today’s market then be considering in a Web 3 investment and what are some pitfalls to avoid along the way?

Haft: I think, at the end of the day you are investing in something new. Our philosophy at DLTx is that you shouldn’t be betting on individual apps or individual products that you don’t really know, which social media platform, which decentralized finance platform is going to succeed. But you do have an understanding now that decentralization is sweeping through the financial markets, through the way that we communicate, through politics. And, so there is an increase in decentralization. So, we look at this very much like cable TV or the internet or ecommerce. The safe place to bet or the gold rush historically, the safe place to bet early on is in the infrastructure that’s required to support an activity that you know is going to happen. So, this is like picks and shovels or fiber optics in the late 1990s, which everyone always talked about how each strand laid in 1997 could carry the world’s traffic in each strand, but there were thousands of strands being laid and people would say “why would you lay all of those strands?” and now there is a shortage and they are very valuable and those networks are worth billions and billions of dollars. Today, in Web 3, there is a growing sense of the success of decentralization in finance and communication and crypto and blockchain, etc. So, what we are doing is what we think is the best play for the market, which is invest in the infrastructure, in the servers, and the transaction bandwidth, so that you know when whichever app wins, you can be agnostic because you rise with the rising tide of decentralized transactions.

Nieves: So, to that point what is DLTX doing then to try to hedge out the risk of investing in the Web 3 economy?

Haft: Well, there are a few things that we are doing. The first is, by investing in the base layer, so that we are not trying to choose individual winners, as opposed to knowing that the market is going to change fundamentally and that we are going to be part of that quantum shift. The second part is, that we treat the crypto and blockchain and decentralized ledger world as an emerging market and one of the pitfalls in emerging markets is to have a mismatch between your costs and revenues. So, you could have in Latin America or Asia, the world’s best investment, but if the local currency drops against the US dollar and you are generating local currency, you can’t produce enough product to pay back your dollar-based loan and you end up going broke. So, what we do is we tend to borrow the same tokens that we are generating so that we have a single exposure to one currency, which happens to be the blockchain currency, so we would borrow Bitcoin to make Bitcoin or borrow Filecoin to make Filecoin. What that does is it insulates us against the gyration in the token prices and enables us to focus on generating the largest most robust network and generating the tokens at a profit but not with the risk.

Nieves: James, really quickly before I let you go, we only have 45 seconds but I am curious what do you hope will happen with corporate regulations in the United States over the next year and how do you think the midterms that are around the corner factor into that?

Haft: Well, you know I think that we have to be very careful not to have too heavy a hand in regulation because the market has not yet matured yet to the point to where you understand what the activity is and what you are protecting against and if you look at what is happening in the world, London now is looking at becoming a crypto hub. Singapore is making announcement about becoming a crypto hub. It would be a shame for the United States to lose its leadership in the tech world by overregulating and stifling competition. Right now, 19 of the 20 top protocols in the blockchain world are run outside the United States because of the lack of clarity in regulation. There is no other industry that has that kind of dynamic. And so what I hope is that we get more clarity and a lighter hand, but enable free market forces to enable us to have the ingenuity and inventiveness that America is famous for to maintain our leadership into the future and to what I think will be the greatest creator of alpha in the markets over the next 10 years.

Nieves: James, such good insight here, really appreciate your time and that insight. James Haft, Chairman at DLTx.

About DLTx

DLTx is a vertically integrated technology company expanding Web 3 capabilities by deploying blockchain infrastructure at scale across major global industries. The DLTx team is comprised of decentralists who believe in the new economy that's powered by cryptographic digital assets. The DLTx team has been at the forefront of developing and launching several of the most important protocols in the blockchain space including Ethereum, developed the first blockchain investment fund in 2014, has built out massive scale mining infrastructure since 2015, and now operates the first publicly traded company focused on powering Web 3.

Learn more at https://www.DLTx.com

About Blockchain Moon

Blockchain Moon is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Blockchain Moon seeks to capitalize on the extensive experience of its management team, board of directors and advisors who are both blockchain industry investors and entrepreneurs to pursue prospective targets that are high growth businesses in blockchain technologies in North America, Europe, and Asia. Blockchain Moon is led by Chairman and Chief Executive Officer Enzo Villani and Chief Financial Officer Wes Levitt.

Learn more at https://www.BMAQ.IO

Important Information about Blockchain Moon and Where to Find It

On October 15, 2022, Blockchain Moon Acquisition Corp. (“Blockchain Moon”) announced that it executed a Business Combination Agreement (the “Business Combination Agreement”), dated as of October 14, 2022, with Malibu Parent Inc., a Delaware corporation (“New BMAC”), Hermosa Merger Sub LLC, a Delaware limited liability company, and DLTx ASA, a Norwegian public limited liability company (“DLTx”) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

New BMAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus with respect to New BMAC’s securities to be issued in connection with the proposed Business Combination and proxy statement with respect to Blockchain Moon’s stockholder meeting to vote on the proposed transaction (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Blockchain Moon stockholders. Blockchain Moon and New BMAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Blockchain Moon are urged to read the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders of Blockchain Moon will be able to obtain free copies of the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by New BMAC or Blockchain Moon through the website maintained by the SEC at www.sec.gov. The documents filed by Blockchain Moon or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Caution Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Blockchain Moon and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, Blockchain Moon, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Blockchain Moon or the stockholders of DLTx, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DLTx as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) the inability of the combined company to implement its green mining strategy by entering into agreements in the future to acquire energy at its target price and power uptime; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (12) the inability to obtain financing in connection with the Business Combination; (13) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blockchain Moon’s securities; (14) the risk that the transaction may not be completed by the Business Combination date and the potential failure to obtain a further extension of the Business Combination deadline if sought by Blockchain Moon; (15) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (16) volatility in the markets caused by geopolitical and economic factors; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Blockchain Moon’s Form S-1 (File No. 333- 259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAC intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Blockchain Moon, referred to as a proxy statement/prospectus, and other documents filed by Blockchain Moon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Blockchain Moon nor DLTx gives any assurance that Blockchain Moon, DLTx or the combined company will achieve its expected results. Neither Blockchain Moon nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Blockchain Moon, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Blockchain Moon’s stockholders in connection with the proposed transactions. Blockchain Moon’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Blockchain Moon, New BMAC and DLTx from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by New BMAC with the SEC in connection with the Business Combination.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.